SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. __)

                             STEELTON BANCORP, INC.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, $0.10 Par Value Per Share
              -----------------------------------------------------
                         (Title of Class of Securities)

                                   858272 10 7
       -------------------------------------------------------------------
                                 (CUSIP Number)

                           Samuel J. Malizia, Esquire
                            Malizia Spidi & Fisch, PC
                   1100 New York Avenue, N.W., Suite 340 West
                             Washington, D.C. 20005
                                 (202) 434-4660
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 20, 2001
          ------------------------------------------------------------
             (Date of event which requires filing of this Statement)

         If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages.)

                               (Page 1 of 6 pages)

-------------------------------                   ------------------------------

CUSIP No.       858272 10 7        13D            Page 2 of 6 Pages
-------------------------------                   ------------------------------


--------------------------------------------------------------------------------
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               James S. Nelson
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [ ]
                                                                     (b)  [ ]
               N/A
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS

               PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                 TO ITEM 2(d) or 2(e)                                     [ ]

               N/A
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION
               United States

--------------------------------------------------------------------------------
                        7         SOLE VOTING POWER
NUMBER OF                                   6,300 Shares
                  --------------------------------------------------------------
  SHARES                8         SHARED VOTING POWER
BENEFICIALLY                               10,633 Shares
                  --------------------------------------------------------------
 OWNED BY               9         SOLE DISPOSITIVE POWER
   EACH                                    13,946 Shares
                  --------------------------------------------------------------
REPORTING              10         SHARED DISPOSITIVE POWER
PERSON WITH                                 5,250 Shares
--------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  19,196 Shares
--------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                              [ ]

              N/A
--------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              5.5% (based on 344,467 outstanding shares)
--------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON

                                 IN
--------------------------------------------------------------------------------

Item 1.  Security and Issuer
----------------------------

     The class of equity securities to which this Statement relates is the common stock, $0.10 par value per share (the "Common Stock"), of Steelton Bancorp, Inc. (the "Issuer"), the executive office of which is located at 51 South Front Street, Steelton, Pennsylvania 17113.

Item 2.  Identity and Background
--------------------------------

(a)  Name: James S. Nelson

(b)  Residence  or  Business   Address:   51  South  Front   Street,   Steelton,
     Pennsylvania 17113.

(c) Present Principal Occupation or Employment: Executive Vice President of Steelton Bancorp, Inc., 51 South Front Street, Steelton, Pennsylvania 17113.

(d)  None.

(e)  None.

(f)  Citizenship: United States

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     The purchase of the Common Stock was made with the personal funds of Mr. Nelson and his spouse and through a restricted stock award as the Executive Vice President of the Issuer. Mr. Nelson has exercisable options to purchase 1,617 shares. Such options were granted pursuant to compensation plans of the Issuer.

Item 4.  Purpose of Transaction
-------------------------------

     All of the shares reported on this Schedule 13D as beneficially owned by Mr. Nelson were acquired for investment. Mr. Nelson may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer.

     Other than as discussed above and in the performance of his duties as a director and as an executive officer of the Issuer, Mr. Nelson has no current plans or proposals which relate to or would result in any of the items listed under paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) The reporting person beneficially owns 19,196 shares of the Common Stock as of the date of this statement, representing 5.5% of the issued and outstanding shares (plus the shares issuable upon exercise of exercisable options held by Mr. Nelson).

     (b) Mr. Nelson exercises sole voting power over 6,946 shares, which includes 5,250 shares purchased by Mr. Nelson in the Issuer's initial public offering, 646 vested shares that were awarded to him under the Issuer's restricted stock plan (the "RSP") and 1,050 shares held in an IRA. Mr. Nelson exercises sole dispositive power over 13,946 shares, which includes the shares listed above, plus 4,906 shares held in the Issuer's 401(k) plan, 477 shares that have been allocated to Mr. Nelson through the Issuer's employee stock ownership plan, and 1,617 shares that may be acquired pursuant to the exercise of stock options. The total of 19,196 shares beneficially owned by Mr. Nelson also includes 5,250 shares owned solely by Mr. Nelson's spouse.

     (c) No transactions in the class of securities being reporting on have been effected during the past sixty days, other than the first scheduled vesting of the awards made to Mr. Nelson under the Issuer's RSP and the Issuer's stock option plan (the "SOP"). On February 3, 2000, Mr. Nelson was awarded 3,080 shares under the RSP and 7,700 options under the SOP. These awards vest at the rate of 20% per year, starting on the anniversary of the date of the grant.

     (d) No other person has any interest in the securities reported on pursuant to his Schedule 13D.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding, or Relationships With Respect to
--------------------------------------------------------------------------------
        Securities of the Issuer
        ------------------------

     There are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

         Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: February 23, 2001           /s/  James S. Nelson
                                  ----------------------------------------------
                                       James S. Nelson